Exhibit 99.1

Rogers Communications Board Increases and Declares Dividend

Board Increases Annualized Dividend 11% to $1.42 Effective Immediately;

Quarterly Dividend of 35.5 Cents per Share Declared by Board Today Reflects Newly Established $1.42 per Share Annual Dividend Payout Level

TORONTO, Feb. 16 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that its Board of Directors adopted a dividend policy which increases the annualized dividend rate by 11% from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of 35.5 cents per share.

Also today, the Rogers Board declared a quarterly dividend totalling 35.5 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The quarterly dividend declared today will be paid on April 1, 2011 to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annualized dividend level. Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider. Through Cable, we are one of Canada's leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

%CIK: 0000733099

For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

CO: Rogers Communications Inc.

CNW 08:47e 16-FEB-11